SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S. A.

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular Participações
55-11-3059 7531

TELESP CELULAR PARTICIPAÇÕES ANNOUNCES TARIFF READJUSTMENT

São Paulo, Brazil – February 7, 2003 – Telesp Celular Participações S.A – TCP (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), the Brazilian holding company that owns 100% of the companies Telesp Celular S.A., the leading mobile operator in the state of Sã;o Paulo, and Global Telecom S.A., a B-band mobile operator in the States of Santa Catarina and Paraná, announced their new tariffs.

Global Telecom

The tables that follow outline details of the new rates of Basic Plan to be implemented by Global Telecom for the States of Paraná and Santa Catarina beginning on February 10:

TARIFFS OF BASIC SERVICE PLAN (values below include current taxes as of today)

PARANÀ

(1) Values are promotional and can be changed at anytime by an announcement, to be published 2 (two) days prior the effective date of the readjustment.
Notes: Tariffs of other plans remained unchanged.
OT (Ordinary Time): from Monday through Saturday, 7 am to 9 pm.
RT (Reduced Time): from Monday through Saturday, 9 pm to 7 am, Sunday and holidays - 24 hours.

SANTA CATARINA

(1) Values are promotional and can be changed at anytime by an announcement, to be published 2 (two) days prior the effective date of the readjustment.
Notes: Tariffs of other plans remained unchanged.
OT (Ordinary Time): from Monday through Saturday, 7 am to 9 pm.
RT (Reduced Time): from Monday through Saturday, 9 pm to 7 am, Sunday and holidays - 24 hours.

Additionally, “Agência Nacional de Telecomunicações – Anatel”, the Brazilian Communications regulator, has approved a readjustment on mobile network usage fees (VU-M) from R$ 0.2729 per minute to R$ 0.3329 (both net of taxes), beginning on February 6, 2003.

Telesp Celular S.A.

Tariffs for Basic Plan were readjusted on January 1, 2003, and are in promotion until February 28, 2003. Beginning on March 1, 2003 and taking into account the competition price policy, Basic Plan could be readjusted.

The table below outline details of the Basic Plan rates (including taxes) that are effective as well as the new authorized limits:

Additionally, “Agência Nacional de Telecomunicações – Anatel”, the Brazilian Communications regulator, has approved a readjustment on mobile network usage fees (VU-M) from R$ 0.2729 per minute to R$ 0.3329 (both net of taxes), beginning on February 6, 2003.

Contacts

Maria Paula Canais
Investor Relations Officer
pacanais@telespcelular.com.br
(55 11) 3059-7081

Edson Alves Menini
Investor Relations Adviser
emenini@telespcelular.com.br
(55 11) 3059-7531

Fabiola Michalski
fmichalski@telespcelular.com.br
(55 11) 3059-7975

Cláudio Wenzel Lagos
Clagos@telespcelular.com.br
(55 11) 3059-7480

This press release does not constitute a sale offer or a request for purchase offer on any sale of securities within any jurisdiction; any purchase or sale thereof would be illegal before registration or qualification thereof under the applicable securities market laws. This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.